UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D    ☐ Form N-SAR     ☐ Form N-CSR

For the Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________________
PART I - REGISTRANT INFORMATION

MiMedx Group, Inc.
Full Name of Registrant

Former Name if Applicable
1775 West Oak Commons Ct.
Address of Principal Executive Office (Street and Number)
Marietta, Georgia 30062
City, State and Zip

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As disclosed in our press release dated February 20, 2018, which was also furnished on Form 8-K on such date, MiMedx Group, Inc. will not be able to timely file its Form 10-K for the year ended December 31, 2017. The Audit Committee of MiMedx’s Board of Directors has engaged independent legal and accounting advisors to conduct an internal investigation into current and prior-period matters relating to allegations regarding certain sales and distribution practices at the Company. Company executives are also reviewing, among other items, the accounting treatment of certain distributor contracts. The Audit Committee is working closely with its advisors to complete this investigation in as timely a manner as possible. The Company will not be in a position to file its Form 10-K until the Audit Committee’s internal investigation and the Company executive review of the accounting are completed.
(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
Name and telephone number of person to contact in regard to this notification

Michael J. Senken, Chief Financial Officer	(770)	651-9100
(Name)	(Area Code)	(Telephone Number)

(1)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(2)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are not able to provide a quantitative description of changes in our results of operation between 2017 and prior periods until the Company’s Audit Committee completes its investigation into current and prior-period matters relating to allegations regarding certain sales and distribution practices at the Company, as disclosed in our Form 8-K furnished on February 20, 2018. However, we currently anticipate that our 2017 revenue and net income will be greater than 2016 revenue and net income as a result of the continuation of the trends disclosed in our quarterly reports on Form 10-Q filed on May 1, 2017, July 31, 2017 and October 31, 2017.

MiMedx Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2018	By:	/s/ Michael J. Senken
Michael J. Senken
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).